SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[X] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

LOGIC Devices Incorporated

(Exact name of registrant as specified in its charter)

N/A

(Name of person(s) filing proxy statement, if other than the registrant)

Payment of filing fee (check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which offsetting fee was paid previously. Identify the precious filing by registration statement number, or the former schedule and the date of its filing.



LOGIC DEVICES INCORPORATED
395 West Java Drive
Sunnyvale, California 94089

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
March 18, 2004

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the Annual Meeting) of LOGIC Devices Incorporated, a California corporation, will be held at our principal executive offices located at 395 West Java Drive, Sunnyvale, California 94089, on March 18, 2004, at 9:00 a.m., local time, for the following purposes:

1. To elect directors to serve for the next year and until their successors are elected;

2. To approve an amendment to our Amended and Restated 1998 Director Stock Incentive Plan, increasing the number of shares of Common Stock in the annual automatic grants to non-employee directors from 10,000 to 15,000;

3. To approve an amendment to our Amended and Restated 1998 Director Stock Incentive Plan, making non-employee directors eligible to receive the annual automatic grants of options upon initial election to our Board of Directors, in addition to upon re-election;

4. To ratify the appointment of Perry-Smith LLP as our independent auditors for the fiscal year ending September 30, 2004; and

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. All shareholders are cordially invited to attend the meeting in person. Only shareholders of record at the close of business on February 6, 2004, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. Any shareholder attending the meeting and entitled to vote may do so in person, even if such shareholder returned a proxy.


By Order of the Board of Directors,

 /s/ Kimiko Milheim

Kimiko Milheim
Secretary


Sunnyvale, California
February 13, 2004

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE, OR YOU MAY INSTEAD PROVIDE YOUR PROXY BY TELEPHONE OR OVER THE INTERNET FOLLOWING THE DIRECTIONS ON THE PROXY CARD; EITHER METHOD WILL ENSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF MAILED IN THE UNITED STATES.

LOGIC DEVICES INCORPORATED
395 West Java Drive
Sunnyvale, California 94089

PROXY STATEMENT

March 18, 2004

The Board of Directors of LOGIC Devices Incorporated is furnishing this proxy statement to you in connection with our solicitation of proxies to be used at our Annual Meeting of Shareholders (the Annual Meeting) to be held Thursday, March 18, 2004, at 9:00 a.m., local time, or at any adjournment(s) or postponement(s) thereof, for the purposes set forth in this proxy statement and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at our principal executive offices, located at 395 West Java Drive, Sunnyvale, California 94089. The telephone number is (408) 542-5400.

The date of this proxy statement is February 13, 2004, and it was first mailed on or about February 17, 2004, to shareholders entitled to vote at the Annual Meeting.

Questions and Answers about the Proxy Materials and the Annual Meeting:

Q.   Who can attend the meeting?

A.   All shareholders may attend.

Q.   Who is entitled to vote?

A.   Only shareholders as of the close of business on February 6, 2004 (the Record Date) may vote at the Annual Meeting. If you wish to vote your shares at the Annual Meeting and your shares are held of record by a broker or other representative, you must contact your broker or other representative to obtain a proxy issued in your name and bring it with you to the Annual Meeting. As of the Record Date, there were 6,730,688 shares outstanding of our common stock, no par value (Common Stock). Every shareholder voting for the election of directors may cumulate such shareholder's votes and give one candidate a number of votes equal to the number of directors to be elected (six) multiplied by the number of votes to which the shareholder's shares are entitled, or distribute such shareholder's votes on the same principle to among as many candidates as the shareholder may select, provided that votes cannot be cast for more than six candidates. However, no shareholder will be entitled to cumulate votes unless the candidate's name has been placed in nomination prior to the voting and the shareholder has given notice to Kimiko Milheim, our Secretary, prior to the commencement of voting of the intention to cumulate the shareholder's vote.

Certain shareholders have given notice of their intention to cumulate their votes; therefore, all shareholders entitled to vote may cumulate their votes for candidates in nomination. On all other matters, each share has one vote.

Q.   What may I vote on?

A.   (1)   The election of six nominees to serve on our Board of Directors for the next year and until their successors are elected;

(2)   The approval of an amendment to our Amended and Restated 1998 Director Stock Incentive Plan (the Plan), increasing the number of shares of Common Stock in the annual automatic grants to non-employee directors from 10,000 to 15,000;

(3)   The approval of an amendment to our Amended and Restated 1998 Directors Stock Incentive Plan, making non-employee directors eligible to receive the annual automatic grants of options upon initial election to our Board of Directors, in addition to upon re-election;

(4)   The ratification of the appointment of Perry-Smith LLP (Perry-Smith) as our independent auditors for the fiscal year ending September 30, 2004; and

(5)   Any other business properly presented at the Annual Meeting.

Q.   How does the Board recommend I vote on all proposals?

A.   The Board recommends a vote FOR each of the proposals.

Q.   How do I vote?

A.   (1)   Sign and date each proxy card you receive and return it in the prepaid envelope;

(2)   Provide your proxy through the Internet or telephone voting system more fully described on your proxy card; or

(3)   Vote in person at the Annual Meeting.

Q.   How can I change my vote or revoke my proxy?

A.   You have the right to revoke your proxy and change your vote at any time before the meeting by notifying Kimiko Milheim, our Secretary, or returning a later-dated proxy card, or by Internet or telephone as more fully described on your proxy card. You may also revoke your proxy and change your vote by voting in person at the meeting.

Q.   What does it mean if I get more than one proxy card?

A.   It means you hold shares registered in more than one account. Please vote or provide a proxy for all accounts in one of the manners described above to ensure that all your shares are voted.

Q.   Who will count the votes?

A.   Representatives of Investor Communication Services, a division of ADP, will count the votes and Kimiko Milheim, our Secretary, will act as the Inspector of Election. We believe the procedures to be used by the Inspector to count the votes are consistent with California law concerning voting of shares and determination of a quorum.

Q.   What is a "quorum?"

A.   A "quorum" is a majority of the issued and outstanding shares entitled to vote at the Annual Meeting. They may be present at the meeting or represented by proxy. There must be a quorum for the meeting to be held and action to be validly taken. If you submit a properly executed proxy card, even if you abstain from voting or if you withhold your vote with respect to any proposal, you will be considered present for purposes of a quorum. If you hold your shares in "street name" through a broker or other representative and the broker or representative indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter (broker non-votes), the shares represented by such broker non-votes will be counted in determining the presence of a quorum.

Q.   What vote by shareholders is required to approve each of the proposals?

A.   As to Proposal One regarding the election of directors, the six candidates receiving the highest number of "FOR" votes will be elected. As to Proposals Two and Three regarding amendments to the Plan and Proposal Four regarding the ratification of the appointment of Perry-Smith as our independent auditors for the fiscal year ended September 30, 2004, the affirmative vote of (1) a majority of the shares represented and voting and (2) shares representing at least a majority of the required quorum will be needed. The required vote for any other matter that may be properly presented at the Annual Meeting will depend on the nature of the matter. We are currently unaware of any other business to be presented at the Annual Meeting.

Q.   What are the word choices for indicating my vote?

A.   You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to each matter on the proxy, other than the election of directors in Proposal One. Shares that vote "FOR," "AGAINST," or "WITHHOLD" are treated as being present at the meeting for purposes of establishing a quorum. These shares are also treated as votes cast by the Common Stock present in person or represented by proxy at the Annual Meeting, with respect to such matter. Shares that vote "ABSTAIN" are also treated as being present at the meeting for purposes of establishing a quorum, but for purposes of each of Proposals Two, Three, and Four, will have the same effect as a vote against the proposal unless shares voting affirmatively also constitute at least a majority of the required quorum, in which event an abstention will not have any effect on the result of the vote. Broker non-votes are treated the same as votes to "ABSTAIN."

Q.   How will voting on any other business be conducted?

A.   We do not know of any business to be considered at the 2004 Annual Meeting other than the proposals described in this proxy statement. However, because we did not receive notice of any other proposals to be brought before the meeting within 45 days prior to the date of mailing of this proxy statement, if any other business is properly presented at the Annual Meeting, your signed proxy card gives authority to William J. Volz, our President and principal executive officer, and Kimiko Milheim, our Chief Financial Officer and Secretary, to vote on such matters at their discretion.

Q.   How can a shareholder request a copy of our Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) for fiscal 2003?

A.   A copy of the financial statements and Management's Discussion and Analysis from our Annual Report on Form 10-K will be mailed with this proxy statement to each shareholder. A shareholder may also request a copy of our complete Annual Report on Form 10-K in a writing addressed to our Secretary, Kimiko Milheim, at 395 West Java Drive, Sunnyvale, California 94089. In addition, a shareholder may download a copy of our complete Annual Report on Form 10-K from our website, www.logicdevices.com.

Q.   Who will bear the cost of soliciting votes for the Annual Meeting?

A.   Our Board of Directors is making this solicitation and we will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials and soliciting votes. If you choose to submit your proxy over the Internet, you are responsible for Internet access charges you may incur. If you choose to submit your proxy by telephone, you are responsible for telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. We are also required by law to reimburse certain costs of brokerage houses and other representatives for forwarding proxy and solicitation materials to shareholders.

Q. How and when may I submit proposals or director nominations for inclusion in the Proxy Statement for the 2005 Annual Meeting?

A. If you would like to submit a proposal for the 2005 Annual Meeting of Shareholders, it must be received by our Secretary, Kimiko Milheim, at 395 West Java Drive, Sunnyvale, CA 94089, at any time prior to October 18, 2004, and must otherwise comply with Rule 14a-8 under the Exchange Act, in order to be eligible for inclusion in the proxy statement for that meeting, unless the date of the next annual meeting changes by more than 30 days from the date of this Annual Meeting, in which case notice must be received a reasonable time before mailing.

In general, advance notice of nominations of persons for election to the Board or the proposal of business to be considered by the shareholders must be given to our Secretary not less than 45 days prior to the first anniversary of the date of the mailing of materials regarding the prior year's annual meeting, which mailing date is identified above in this Proxy Statement, unless the date of the next annual meeting changes by more than 30 days from the date of this Annual Meeting, in which case notice must be received a reasonable time before.

A shareholder's notice of nomination should set forth (i) as to each person whom the shareholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected); (ii) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest to such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (A) the name and address of such shareholder, as they appear on our books, and of such beneficial owner, (B) the number of shares of Common Stock that are owned (beneficially or of record) by such shareholder and such beneficial owner, (C) a description of all arrangements or understandings between such shareholder and such beneficial owner and any other person or persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder and of such beneficial owner in such business, and (D) a representation that such shareholder or its agent or designee intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

BOARD STRUCTURE AND COMPENSATION

Structure and Committees

Howard L. Farkas serves as Chairman of the Board of Directors. The Board of Directors held a total of six meetings during its 2003 fiscal year, which ended on September 28, 2003. Every director attended at least 75% of the meetings of the Board of Directors, except Fredric J. Harris (attended 67% of meetings), and at least 75% of meetings of the committees of the Board of Directors on which the Director served. The Board of Directors has determined that all of the directors, except William J. Volz, are independent as defined by Nasdaq. The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

The Audit Committee of the Board of Directors, which currently consists of Brian P. Cardozo, Howard L. Farkas, Joel S. Kanter and Albert Morrison Jr., reviews the auditing, accounting, financial reporting, and internal control functions and selects our independent auditors. This committee operates under a written charter adopted by the Board of Directors, a copy of which is attached as Appendix A, which the committee annually reviews and assesses for adequacy. All of the committee members are independent as required by applicable Nasdaq and SEC rules and are able to read and understand fundamental financial statements, and at least one member qualifies as an "Audit Committee Financial Expert" as defined by SEC rules. The committee met six times during fiscal 2003.

The Compensation Committee of the Board of Directors, which currently consists of Howard L. Farkas, Albert Morrison Jr., and William J. Volz, is responsible for establishing our compensation policies. The committee determines the compensation of our Board of Directors and executive officers, and is responsible for establishing employee benefit plans. This committee operates under a written charter adopted by the Board of Directors, a copy of which can be found on our website, www.logicdevices.com. The committee met one time during fiscal 2003.

The Nominating and Corporate Governance Committee, made up of Brian P. Cardozo, Howard L. Farkas, Fredric J. Harris, Joel S. Kanter, and Albert Morrison Jr., is responsible for nominating individuals to serve as members of our Board of Directors and for establishing policies affecting corporate governance. All of the committee members are independent as required under applicable Nasdaq and SEC rules. The committee will consider shareholder nominations for directors. This committee operates under a written charter adopted by the Board of Directors, a copy of which can be found on our website, www.logicdevices.com. The committee's policy is to identify and consider candidates for election as directors, including candidates recommended by our shareholders. For a description of the process for nominating directors, see "Questions and Answers about the Proxy Materials and the Annual Meeting – How and when may I submit proposals or director nominations for inclusion in the Proxy Statement for the 2005 Annual Meeting?" As the committee was only recently established, it did not meet during fiscal 2003. However, it did meet in fiscal 2004 to recommend the nominees to be considered at this Annual Meeting.

Consideration of Director Nominees

The Nominating and Corporate Governance Committee will utilize a variety of methods for identifying and evaluating nominees for director. The committee will regularly assess the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee will consider various potential candidates for director. Candidates may come to the attention of the committee through current Board members, shareholders, or other persons. The committee has not paid fees to any third party to identify, evaluate, or to assist in identifying or evaluating, potential nominees, but may determine it necessary in the future. These candidates will be evaluated at meetings of the Nominating and Corporate Governance Committee. Nominees recommended by persons other than current board members or executive officers would be subject to the process described in "Questions and Answers about the Proxy Materials and the Annual Meeting – How and when may I submit proposals or director nominations for inclusion in the Proxy Statement for the 2005 Annual Meeting?"

In evaluating nominations for candidates for membership on our Board of Directors, the Nominating and Corporate Governance Committee will seek to achieve a balance of knowledge, experience, and capability on the Board and to address the following membership criteria. Members of the Board should have the highest professional and personal ethics and values. They should have broad experience at the policy-making level in business, government, education, technology, or public interest. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all directors' duties.

Compensation of Directors

Non-employee directors did not receive any cash compensation during fiscal 2003, or in previous years, for either their services as directors or for their services on the various Board committees.

Under the Plan, each non-employee director who is re-elected to serve on the Board receives an automatic annual grant of 10,000 Common Stock options, beginning with the first Annual Meeting of Shareholders following their initial election or appointment to the Board. Each of these options has an exercise price per share equal to the closing fair market value of our Common Stock on the automatic grant date, and has a maximum term of five years. Each option is immediately exercisable for all 10,000 shares. Shareholders are being asked to vote on certain amendments to the Plan. See Proposals Two and Three below.

Other Information about the Board of Directors

We provide an informal process for shareholders to send communications to the Board. Shareholders who wish to contact the Board or any of its members may do so in writing to LOGIC Devices Incorporated, 395 West Java Drive, Sunnyvale, CA 94089.

Although we do not have a policy with regard to Board members' attendance at the annual meetings of shareholders, all of the directors are encouraged to attend such meetings. All of our directors were in attendance at our 2003 Annual Meeting.


PROPOSAL ONE

ELECTION OF DIRECTORS


Nominees

A board of six directors is to be elected at the Annual Meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the six nominees below, each of whom is currently serving on the Board of Directors and has been nominated for re-election by the Nominating and Corporate Governance Committee of the Board of Directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by the present Board of Directors to fill the vacancy. If additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them that provide authority to vote "FOR ALL" or "FOR ALL EXCEPT" in accordance with cumulative voting to elect as many of the nominees listed below as possible. In such event, the proxy holders will determine the specific nominees for whom such votes will be cumulated. The proxy holders will not have the discretion to cumulate votes represented by any proxy for any nominee for which authority to vote has been withheld in the proxy by "WITHHOLD ALL" or "FOR ALL EXCEPT." The term of office of each person elected as a director will continue until the next Annual Meeting of Shareholders or until a successor has been elected and qualified. It is not expected that any nominee will be unable or will decline to serve as a director. The following table provides information concerning the director nominees:

Nominee	Age	Director Since	Principal Occupation
Howard L. Farkas	79	1983	Chairman of the Board; President of Farkas Group, Inc.
Brian P. Cardozo	45	2003	Owner/operator of two Harley-Davidson dealerships; Former Audit and Financial Services Partner of BDO Seidman LLP and Audit Partner-in-Charge of the San Jose, California office of BDO Seidman LLP
Fredric J. Harris	63	1999	CUBIC Signal Processing Chair of the Communication Systems and Signal Processing Institute at San Diego State University; Fellow of the Institute of Electrical and Electronic Engineers
Joel S. Kanter	48	2002	President and Director of Windy City, Inc.
Albert Morrison Jr.	67	1983	Chairman of Morrison Brown Argiz & Company, P.C. (retired)
William J Volz	56	1983	President, Principal Executive Officer, and Director

Except as set forth below, each of the nominees has been engaged in his principal occupation described above during the past five years. There are no family relationships among the directors or executive officers.

HOWARD L. FARKAS has been one of our directors since our inception. Mr. Farkas is the owner and managing broker of Windsor Gardens Realty, Inc., a residential real estate brokerage company, which he co-founded in 1964. He also serves as President of Farkas Group, Inc., a company that provides management services to various business interests. He serves as a director of Synthetech, Inc., a public chemical research and manufacturing company whose products are used extensively in new drug research, Northwestern Engineering Company, and Ivory LLC, Aragorn LLC, and Strider LLC, which are in the gas and oil exploration and development business.

BRIAN P. CARDOZO joined our Board of Directors in 2003. Mr. Cardozo holds a B.S.C. from Santa Clara University, an M.B.A. in accounting from Saint Louis University, and an M.B.A. in finance from Saint Louis University. Since May 2000, Mr. Cardozo has been owner and operator of two Harley-Davidson dealerships. He was an Audit and Financial Services Partner of BDO Seidman LLP and Audit Partner-in-Charge of the San Jose, California office of BDO Seidman LLP until October 2000. Mr. Cardozo was a founding partner in Meredith Cardozo Lanz & Chiu LLP, a regional public accounting firm that merged into BDO Seidman LLP in October 1999. In addition to his years of public accounting experience, he has industry experience with a local Fortune 500 company, Amdahl, working in the areas of corporate budgeting, corporate reporting, financial policies and procedures, and SEC reporting. Mr. Cardozo has specialized in servicing high technology, software, manufacturing, distribution, and other industries, ranging from start-ups to large multi-national enterprises. He has provided emerging growth companies with advice ranging from introductions to traditional financial sources, accounting system consulting, potential financial employee referrals, and merger and acquisition assistance. He is a member of the American Institute of Certified Public Accountants, the California Society of Certified Public Accountants, and the Association for Corporate Growth.

FREDRIC J. HARRIS joined our Board of Directors in 1999. He holds the CUBIC Signal Processing Chair of the Communication Systems and Signal Processing Institute at San Diego State University, where he has taught since 1967. He holds a number of patents on digital receiver and digital signal processing (DSP) technology and lectures throughout the world on DSP applications. He consults for organizations requiring high-performance DSP systems and is a fellow of the Institute of Electrical and Electronic Engineers.

JOEL S. KANTER joined our Board of Directors in 2002. Since 1986, he has served as President and Director of Windy City, Inc., a privately held firm specializing in public and private equity investments. He also serves as a director for Encore Medical Corporation, a publicly-traded manufacturer of implant devices; I-Flow Corporation, a publicly-traded manufacturer of home infusion pumps; and Magna Labs, Inc., a publicly-traded development stage medical device company. Mr. Kanter is also on the boards of numerous other private companies and not-for-profit groups.

ALBERT MORRISON JR. has served one of our directors since 1983. He also served as Chairman of Morrison Brown Argiz & Company, P.C., a certified public accounting firm in Miami, Florida from 1969 to 2003. He is a member of the Board of Directors of Heico Corporation, a member of the Board of Directors for Florida International University, and Chairman of the Miami-Dade County Industrial Development Authority.

WILLIAM J. VOLZ is one of our founders and has been a director since our inception. Mr. Volz has been our President and principal executive officer since December 1987. He served as our Vice President of Engineering from August 1983 to December 1987.

Required Vote

The six nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote shall be elected as directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum for the transaction of business, but have no further legal effect under California law.

The Board of Directors recommends voting "FOR" election to the Board of Directors of each of the nominees proposed above.

DESCRIPTION OF AMENDED AND RESTATED
1998 DIRECTOR STOCK INCENTIVE PLAN

Proposals Two and Three concern the amendment of the Plan with respect to the automatic grants of options to non-employee directors. When considering Proposals Two and Three regarding amendments to the Plan, please note the following information and review the current Plan, which is attached as Appendix B:

Historically, our directors have not received any cash compensation for their services as directors. In 1998, we adopted the Plan in order to provide a means by which, among other things, directors would be encouraged to become and remain our directors. Under the Plan, which has been amended and restated since adoption in 1998, non-employee directors receive automatic annual option grants. As set forth in Section 5.b. of the Plan, one-time grants of options have also been made to directors. Upon exercise of options granted under the Plan, a director will receive shares of our Common Stock. A total of 550,000 shares were made available for issuance under the Plan. As of January 29, 2004, options to acquire 95,000 shares have been exercised and 265,000 shares have been reserved for issuance upon the exercise of currently granted options (outstanding options), leaving 190,000 shares available for issuance upon exercise of options to be granted (options available for grant). Based upon a closing price of $1.80 on January 29, 2004, the market value of the shares of Common Stock underlying the Plan is $477,000 with respect to the outstanding options and $342,000 with respect to options available for grant. Options cannot be granted under the Plan after June 16, 2008.

Our Board of Directors has the authority to establish the terms and conditions of the options granted, but no option can be exercised more than five (5) years after the date of grant and the exercise price can be no less than the fair market value of the Common Stock on the date of grant. As long as our Common Stock is traded on the Nasdaq National Market, fair market value is deemed to be the closing selling price on such market on the date of grant. To date, all options have had a five-year term and an option price equal to the fair market value of our Common Stock on the date of grant.

Options granted under the Plan are nonqualified stock options that are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code (the Code). The tax treatment of a nonqualified stock option is summarized below.

In general, no taxable income is recognized by a participant upon the grant of a nonqualified stock option. Instead, the participant will generally recognize ordinary income in the year in which the option is exercised in an amount equal to the excess of the fair market value of the shares acquired at the date of exercise over the exercise price.

However, special provisions of the Code apply to the acquisition of shares under a nonqualified stock option if the purchased shares are subject to substantial risk of forfeiture, such as the short-swing profit limitations of Section 16 of the Federal securities laws. The Plan participant generally will not recognize any taxable income at the time of exercise. Instead, the participant will be required to report as ordinary income when the Section 16 limitations lapse (generally six months after the sale of the shares) an amount equal to the difference between the fair market value of the shares on the date such limitations lapse and the exercise price paid for the shares.

Under Section 83(b) of the Code, however, the Plan participant may elect to include, as ordinary income in the year of exercise of the nonqualified stock option, an amount equal to the difference between the fair market value of the shares acquired on the date of exercise (determined as if the shares were not subject to the Section 16 limitations) and the exercise price paid for the shares. Such election must be made within thirty (30) days of exercise. If a Section 83(b) election is timely made, the participant will not recognize any additional income when the Section 16 limitations lapse.

We will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the participant (his gift recipient, estate or beneficiary) in connection with the exercise of the nonqualified stock option. The deduction will, in general, be allowed for our taxable year of that includes the last day of the calendar year in which such ordinary income is recognized by the exercising person.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table represents the position of our equity compensation plans as of September 28, 2003, the end of our last fiscal year:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	624,750	$2.077	394,750
Equity compensation plans not approved by security holders	–	–	–
Total	624,750	$2.077	394,750


PROPOSAL TWO

**APPROVAL OF AN AMENDMENT TO OUR AMENDED AND RESTATED
1998 DIRECTOR STOCK INCENTIVE PLAN,
INCREASING THE NUMBER OF SHARES OF COMMON STOCK IN THE ANNUAL
AUTOMATIC GRANTS TO NON-EMPLOYEE DIRECTORS FROM 10,000 TO 15,000**


The Plan currently provides each non-employee director automatic annual grants of an option to purchase 10,000 shares of our Common Stock upon re-election to our Board of Directors. We propose to amend the Plan to increase these automatic annual grants to provide for an option to purchase a total of 15,000 shares of our Common Stock.

If Proposal Two is adopted, the following illustrates the impact of the amendment:

Name	Title/Position	Previous Annual Grant of Options [1]	Amended Annual Grant of Options [1]
Howard L. Farkas	Chairman	10,000	15,000
Brian P. Cardozo	Director	10,000	15,000
Fredric J. Harris	Director	10,000	15,000
Joel S. Kanter	Director	10,000	15,000
Albert Morrison Jr.	Director	10,000	15,000
William J. Volz	President/Director	–	–

[1] To the extent that the number shares of Common Stock available for issuance under the Plan is not sufficient to provide for the annual grants to non-employee directors, the available shares will be allocated proportionately. No option grants were made after the 2003 Annual Meeting due to no shares being available at that time.

Required Vote

The affirmative vote of the majority of holders of the shares represented and voting at the Annual Meeting (which shares voting affirmatively also constitute at least a majority of the required quorum) will be required to approve this amendment to the Plan. If the shareholders approve this amendment, it will be effective as of its adoption by the shareholders. If the shareholders do not approve the amendment, the Plan will continue in effect in its current form, except as it may be amended by the results of the vote on Proposal Three.

The Board of Directors recommends voting "FOR" approval of the amendment to our Amended and Restated 1998 Director Stock Incentive Plan to increase the annual automatic grants to non-employee directors from 10,000 to 15,000 shares.

PROPOSAL THREE

**APPROVAL OF AN AMENDMENT TO OUR AMENDED AND RESTATED
1998 DIRECTOR STOCK INCENTIVE PLAN, MAKING NON-EMPLOYEE DIRECTORS
ELIGIBLE TO RECEIVE THE ANNUAL AUTOMATIC GRANTS OF OPTIONS UPON
INITIAL ELECTION TO OUR BOARD OF DIRECTORS, IN ADDITION TO UPON RE-ELECTION**

The Plan currently provides non-employee directors automatic annual grants of options to purchase shares of our Common Stock upon re-election to our Board of Directors. We propose to amend the Plan to also provide the annual automatic grants of options upon initial election to our Board of Directors, in addition to grants upon re-election.

Currently, five of our directors are non-employee directors and each of them has been nominated for re-election. There are currently no nominees who are not currently directors. Thus, there are currently no nominees that would be affected by the adoption of Proposal Three.

Required Vote

The affirmative vote of the majority of holders of the shares represented and voting at the Annual Meeting (which shares voting affirmatively also constitute at least a majority of the required quorum) will be required to approve this amendment to the Plan. If the shareholders approve this amendment, it will be effective as of its adoption by the shareholders. If the shareholders do not approve the amendment, the Plan will continue in effect in its current form, except as it may be amended by the results of the vote on Proposal Two.

The Board of Directors recommends voting "FOR" approval of the amendment to our Amended and Restated 1998 Director Stock Incentive Plan making non-employee directors eligible for the annual automatic grants upon initial election to our Board of Directors, in addition to upon re-election.

REPORT OF THE AUDIT COMMITTEE

The incorporation by reference of this Proxy Statement into any document or registration statement filed with the SEC by us shall not be deemed to include the following report and related information, unless such report is specifically stated to be incorporated by reference into such document.

The Audit Committee of our Board of Directors serves as the representative of the Board of Directors for general oversight of the financial accounting and reporting processes, system of internal control, audit process, and process for monitoring compliance with laws and regulations. The Audit Committee is responsible for, among other things, the appointment of the independent auditors and the preparation of the report to be included in our annual proxy statement pursuant to rules of the SEC. The charter of the Audit Committee, as approved by the Board of Directors, is attached to this proxy statement as Appendix A.

Our management has primary responsibility for preparing our financial statements and for its financial reporting process. Our independent auditors, Perry-Smith, are responsible for expressing an opinion on the conformity of our financial statements to accounting principles generally accepted in the United States of America.

The Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with our management and with the independent auditors, with and without our management present.

2. The Audit Committee has discussed with the independent auditors the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standard, AU §380), as amended, and those requirements under the Sarbanes-Oxley Act.

3. The Audit Committee has received the written disclosures and the letter from our independent auditors required by Independence Standards Board Standard No. 1, "Independence Discussions for Audit Committees," and has discussed with the independent auditors the independent auditors' independence, including whether the independent auditors' provision of non-audit services to us is compatible with the independent auditors' independence.

Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to our Board of Directors and the Board approved, that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended September 28, 2003, for filing with the SEC.

    Albert Morrison Jr.
    Brian P. Cardozo
    Howard L. Farkas
    Joel S. Kanter

PROPOSAL FOUR

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has reappointed the firm of Perry-Smith as our independent auditors for the fiscal year ending September 30, 2004, subject to ratification by the shareholders. Shareholder ratification of the appointment of Perry-Smith as our independent auditors is not required by our by-laws or other applicable legal requirements. However, the Board is submitting the appointment of Perry-Smith to the shareholders for ratification as a matter of good corporate practice.

Perry-Smith has served as our independent auditors since April 9, 2003. A representative of Perry-Smith is expected to attend the Annual Meeting and will have an opportunity to make a statement if he or she desires to do so, and will be available to respond to questions.

On April 4, 2003, Hood & Strong LLP (Hood & Strong), the independent accounting firm for our fiscal years ended September 29, 2002 and September 30, 2001 (fiscal 2002 and 2001), notified us that it had elected to discontinue services to public companies required to file reports with the SEC, and therefore, was resigning from our audit engagement. A representative from Hood & Strong is not expected to attend the Annual Meeting.

Neither of Hood & Strong's reports on our financial statements for fiscal 2002 and 2001 contained an adverse opinion nor a disclaimer of opinion, and were not modified as to uncertainty, audit scope, or accounting principles.

There were no disagreements with Hood & Strong, whether resolved or unresolved, on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure that, if not resolved to Hood & Strong's satisfaction, would have caused Hood & Strong to make reference to the subject matter of the disagreement in connection with its reports for either of fiscal 2002 and 2001.

On April 9, 2003, the Audit Committee engaged Perry-Smith as our new independent accounting firm. Neither we nor anyone acting on our behalf consulted Perry-Smith regarding the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinions that might be rendered on our financial statements whereby either in writing or oral advice was provided that was an important factor considered by us in reaching a decision as to the accounting, auditing, or financial reporting issue.

If the shareholders fail to ratify the appointment of our independent auditors, the Audit Committee will reconsider whether or not to retain the firm. Even if the appointment is ratified, the Audit Committee, at its discretion, may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in our and our shareholders' best interests.

Fees billed by Perry-Smith during the fiscal year ended September 28, 2003, are as follows:

Audit Fees: Audit fees billed by Perry-Smith during the fiscal year ended September 28, 2003, for the audit of the annual financial statements included in the Annual Report on Form 10-K and reviews of the interim financial statements included in the quarterly reports on Form 10-Q aggregated $72,145.

Financial Information Systems Design and Implementation Fees: We did not engage Perry-Smith to provide services with respect to financial information systems design and implementation during the fiscal year ended September 28, 2003.

All Other Fees: Aggregate fees billed for all other services rendered by Perry-Smith were $950 during the fiscal year ended September 28, 2003, which only included income tax consulting and preparation of the income tax return extension.

Required Vote

The affirmative vote of a majority of the holders of shares represented and voting at the Annual Meeting (which shares voting affirmatively also constitute at least a majority of the required quorum) will be required to ratify the appointment of Perry-Smith as our independent auditors for the fiscal year ending September 30, 2004.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of Perry-Smith LLP as our independent auditors.

MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of January 29, 2004 (except as described below) by:

- each of our directors;
- our President, the only Named Executive Officer (Named Executive Officer is defined as any individual whose total annual salary and bonus aggregated $100,000 or more during the recent fiscal year);
- all individuals who served as directors or executive officers at fiscal year-end as a group; and
- each person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act of 1934, as amended) who is known by us to beneficially own more than 5% of our Common Stock.

| | Shares Beneficially Owned [1] | |
Directors, Officers and 5% Shareholders	Shares	Percent [2]
Directors:		
Howard L. Farkas [3] [4]	210,000	3.1%
William J. Volz	710,438	10.6%
Albert Morrison Jr. [5]	85,877	1.3%
Fredric J. Harris [6]	100,000	1.5%
Brian P. Cardozo	–	–
Joel S. Kanter [7] [8]	30,000	0.4%
All Directors and Executive Officers as a group (eight persons)	*1,136,315*	*16.9%*
5% Shareholders:		
Steven J. Revenig, Trustee of the Farkas Trusts [9]	624,305	9.4%
1873 S. Bellaire St., Ste. 1000		
Denver, CO 80222		
Chicago Investments, Inc. [10]	436,000	6.6%
934 N. Main St.		
Sheridan, WY 82801		

---

(1)   Assumes the exercise of any warrants or options held by such person that are exercisable as of January 29, 2004 or within 60 days thereafter, but not the exercise of any other person's warrants or options.

(2)   Assumes 6,730,688 shares of common stock outstanding as of January 29, 2004.

(3)   Mr. Farkas disclaims any beneficial share ownership of the shares held by Mr. Revenig, as trustee of the Farkas Trusts.

(4)   Includes 190,000 shares held directly and options to purchase 20,000 shares of Common Stock.

(5)   Includes 877 shares held directly and options to purchase 85,000 shares of Common Stock.

(6)   Includes options to purchase 100,000 shares of Common Stock.

(7)   Mr. Kanter disclaims any beneficial share ownership of the shares held by Chicago Investments, Inc.

(8)   Includes options to purchase 20,000 shares of Common Stock.

(9)   Consists of 14 irrevocable trusts administered by Mr. Revenig, an independent trustee, the beneficiaries of which consist of Mr. Farkas and members of his family.

(10)   A Delaware corporation, whose directors and officers include a Kanter family member, but exclude Mr. Kanter.

The following table provides information regarding our executive officers as of January 29, 2004:

Name	Age	Position
William J. Volz	56	President and principal executive officer
Kimiko Milheim	33	Chief Financial Officer and Secretary
Dennis Gross	49	Vice President of Sales

WILLIAM J. VOLZ is one of our founders and has been a director since our inception. Mr. Volz has been our President and principal executive officer since December 1987. He served as our Vice President of Engineering from August 1983 to December 1987.

KIMIKO MILHEIM is our Chief Financial Officer and Secretary. She joined us in November 1999. Ms. Milheim is a Certified Public Accountant, with a M.B.A. from the University of California, Irvine. Prior to joining us, she was General Accounting Manager at ArthroCare Corporation, an Audit Manager at BDO Seidman, LLP, and an In-Charge Accountant with the Officer of the California State Auditor.

DENNIS GROSS joined us in 1995 as European Sales Director, and was appointed Vice President of Sales in November 1999. Prior to joining us, he was with Raytheon Corporation.

Executive Compensation

The following table sets forth the compensation paid during fiscal 2003, 2002, and 2001 to our Named Executive Officer:

| Name and Position | Year | Annual Compensation | | Long-term Compensation Awards (No. of Shares Underlying Options) |
		Salary ($) [1]	Bonus ($)	
William J. Volz, President	2003	172,600	–	–
	2002	172,600	–	–
	2001	160,600	–	–

[1] Due to our having had a fiscal year comprised of 52 weeks of seven days each, beginning Monday and ending Sunday, the fiscal years referenced above are as follows: for 2003, fiscal year ended September 28, 2003; for 2002, fiscal year ended September 29, 2002; and for fiscal 2001, fiscal year ended September 30, 2001.

Stock Options

We do not have an employment or severance agreement with the Named Executive Officer. There were no Common Stock options granted to or exercised by the Named Executive Officer during fiscal 2003.

REPORT OF THE COMPENSATION COMMITTEE

The incorporation by reference of this Proxy Statement into any document or registration statement filed with the SEC by us shall not be deemed to include the following report and related information, unless such report is specifically stated to be incorporated by reference into such document.

The Compensation Committee is principally responsible for executive compensation matters, including but not limited to: review and approval of base salaries, approval of individual bonuses and bonus programs for executive officers, administration of certain employee benefit programs, and review and approval of stock option grants to all employees, including our executive officers.

Overview

The overall policy of the Compensation Committee is to offer our executive officers competitive compensation opportunities, based upon their personal performance, the financial performance of LOGIC Devices Incorporated (the Company), and their contribution to that performance. Each executive officer's compensation package is generally comprised of three elements: (i) base salary, which is determined on the basis of the individual's position and responsibilities with the Company, the level of the individual's performance, and the financial performance of the Company; (ii) incentive performance awards payable in cash and tied to the achievement of performance goals; and (iii) long-term stock-based incentive awards designed to strengthen the mutuality of interest between the executive officers and our shareholders.

Components of Executive Compensation

Several important factors considered in establishing the components of each executive officer's compensation package are summarized below. Additional factors were taken into account to a lesser degree. The Compensation Committee may, at its discretion, apply entirely different factors, such as different measures of financial performance, for future fiscal years.

Base Salary. The base salary for each officer is set primarily on the basis of personal performance and internal comparability considerations and, to a lesser extent, on the financial performance of the Company. Because of the Company's financial performance over the past five fiscal years, the base salary levels of the executive officers have not increased significantly above the levels in effect for them for fiscal year 2002.

Cash Incentive Compensation. There were no cash incentives awarded in fiscal 2003. The Compensation Committee does review the possibility of cash incentives for executive officers based on the performance of the specific officer and on the financial performance of the Company.

Long-term Stock-Based Incentive Compensation. The Company has two long-term stock-based incentive compensation programs, consisting of the 1996 Stock Incentive Plan and the Logic Devices Incorporated Incentive and Non-Qualified Stock Option Plan (collectively, the Stock Incentive Plans), for which each of the Company's executive officers have been eligible to participate. Under the Stock Incentive Plans, the Compensation Committee periodically approves grants of common stock options to the executive officers. The grants are designed to align the interest of each executive officer with those of the shareholders, and to provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Generally, each grant allows the officer to acquire shares of the Company's Common Stock at a fixed price per share (the market price on the grant date) over a specified period of time (up to 10 years), thus providing a return to the executive officer only if the market price of the shares appreciates over the option term and the officer continues in the Company's employ. The size of the option grant to each executive officer is designed to create a meaningful opportunity for stock ownership and is based upon the executive officer's current position with the Company, internal comparability with option grants made to other Company executives, the current level of ownership in relation to other executive officers, the executive officer's current level of performance, and the executive officer's potential for future responsibility and promotion over the option term. The Compensation Committee also takes into account the number of vested and unvested options held by the executive officer to maintain an appropriate level of equity incentive for that individual. The Compensation Committee does not adhere to any specific guidelines as to the relative option holding of the Company's executive officers under the Stock Incentive Plans.

Compensation of the Principal Executive Officer

The Company's President and principal executive officer's base compensation for fiscal 2003 was determined by evaluating the factors discussed above in connection with assessing the overall performance of the President, comparing his base salary to that of other chief executive officers in the semiconductor industry, and evaluating the performance of the Company. The President's base annual compensation for fiscal 2003 was not increased from his base annual compensation in fiscal 2002.

The foregoing Report on Executive Compensation shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any of our filings pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate the Report on Executive Compensation by reference therein, and shall not be deemed filed under either such Act.

> Howard L. Farkas
> Brian P. Cardozo
> Fredric J. Harris
> Joel S. Kanter
> Albert Morrison Jr.
> William J. Volz

Compensation Committee Interlocks and Insider Participation

All matters concerning executive compensation in fiscal 2003 were addressed by the full Board of Directors, including Messrs. Cardozo, Farkas, Harris, Kanter, Morrison and Volz. Mr. Volz also acts as our President and principal executive officer, and does not participate in compensation matters pertaining to his salary or option grants. While Mr. Volz is eligible, he has never received any option grants under the employees' Stock Incentive Plans.

Certain Relationships and Related Transactions

Since the beginning of our last fiscal year, we have engaged in no transactions or series of similar transactions with any of its officers, directors, or principal shareholders, or, to our knowledge, with any of their affiliates in which the amount involved exceeded $60,000. Also, no such transactions are currently contemplated.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon review of Forms 3 and 4 and amendments thereto furnished to us pursuant to Rule 16a-3(e) during fiscal 2003 and Form 5 and amendments thereto furnished to us with respect to fiscal 2003, we are not aware of any directors, officers, or beneficial owners of more than 10% of the shares of the Common Stock who failed to file on a timely basis, as disclosed in the above Forms, reports required by Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal year, except as previously reported by us and except that Mr. Kanter filed one Form 4 late (one transaction not timely reported), Mr. Volz filed two Forms 4 late (each with one transaction reported), Mr. Harris filed his Form 5 for fiscal 2003 late (two transactions reported) and Mr. Morrison filed his Form 5 for fiscal 2003 late (two transactions reported).

Company Stock Price Performance

The incorporation by reference of this Proxy Statement into any document or registration statement filed with the SEC by us shall not be deemed to include the following report and related information, unless such report is specifically stated to be incorporated by reference into such document.

Set forth below is a line graph comparing the cumulative total shareholder return on our Common Stock against the cumulative total return of the NASDAQ Electronic Components Stock Index and S&P 500 Index for the period of five years commencing September 30, 1998 and ending September 28, 2003. The graph and table assume that $100 was invested on September 30, 1998 in each of the Common Stock, the NASDAQ Electronics Components Index, and the S&P 500 Index, and that all dividends were reinvested.

	09/98	09/99	09/00	09/01	09/02	09/03
LOGIC Devices Incorporated	$ 100.00	$ 157.14	$ 110.74	$ 54.86	$ 51.43	$ 86.29
S & P 500	$ 100.00	$ 127.81	$ 144.78	$ 106.24	$ 84.48	$ 105.09
NASDAQ Electronic Components	$ 100.00	$ 203.26	$ 357.47	$ 101.02	$ 67.38	$ 130.08

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG LOGIC DEVICES, INC., THE S & P 500 INDEX
AND THE NASDAQ ELECTRONIC COMPONENTS INDEX



* $100 invested on 9/30/98 in stock or index-including reinvestment of dividends. Fiscal year ending September 30.

OTHER MATTERS

We know of no other matters to be submitted to the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as the Board of Directors may recommend.

It is important that your stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to execute and return the accompanying proxy in the envelope, which has been enclosed, or to provide your proxy by telephone or over the Internet at your earliest convenience.

By Order of the Board of Directors,

/s/ Kimiko Milheim

Kimiko Milheim
Secretary

Sunnyvale, California
February 13, 2004

APPENDIX A
**TO THE PROXY STATEMENT FOR THE 2004 ANNUAL MEETING OF SHAREHOLDERS
OF LOGIC DEVICES INCORPORATED**

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I.   PURPOSE

The Audit Committee shall:

A.   Assist the Board of Directors in fulfilling its responsibilities with respect to its oversight of:

   (i)   The quality and integrity of the corporation's financial statements;

   (ii)   The corporation's compliance with legal and regulatory requirements;

   (iii)   The independent auditor's qualifications and independence; and

   (iv)   The performance of the corporation's internal audit function and independent auditors.

B.   Prepare the report that the Securities and Exchange Commission (SEC) rules require be included in the corporation's annual proxy statement.

II.   STRUCTURE AND OPERATIONS

Composition and Qualifications

The Committee shall be comprised of three or more members of the Board of Directors, each of whom is determined by the Board of Directors to be "independent" under the rules of the Nasdaq Stock Market, Inc. and the Sarbanes-Oxley Act. No member of the Committee may serve on the audit committee of more than three public companies, including the corporation, unless the Board of Directors (i) determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee, and (ii) discloses such determination in the annual proxy statement.

All members of the Committee shall have a working familiarity with basic finance and accounting practices and at least one member must be a "financial expert" as defined by the SEC.

Appointment and Removal

The members of the Committee shall be appointed by the Board of Directors and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority vote of the Board of Directors.

Chairman

Unless a Chairman is elected by the full Board of Directors, the members of the Committee shall designate a Chairman by the majority vote of the full Committee membership. The Chairman shall be entitled to cast a vote to resolve any ties. The Chairman will chair all regular sessions of the Committee and set the agendas for Committee meetings.

III. MEETINGS

The Committee shall meet a least quarterly, or more frequently as circumstances dictate. As part of its goal to foster open communication, the Committee shall periodically meet separately with management, and the independent auditors to discuss any matters that the Committee or each of these groups believe would be appropriate to discuss privately. In addition, the Committee should meet with the independent auditors and management quarterly to review the corporation's financial statements in a manner consistent with that outlined in section IV of this Charter.

IV. RESPONSIBILITIES AND DUTIES

Outlined below are certain continuing responsibilities that the Committee is expected to fulfill in effecting its purpose as stated in Section I of this Charter. This list of responsibilities is presented for illustrative purposes and is not intended to be exhaustive. The Committee may conduct additional activities as appropriate in light of changing business, legislative, regulatory, legal and other conditions. The Committee shall also fulfill other responsibilities delegated to it from time to time by the Board.

The Committee shall have direct responsibility for the appointment, compensation, retention and oversight of independent auditors. The Committee in discharging its oversight role is empowered to study or investigate any matter or interest or concern that the Committee deems appropriate. In this regard, the Committee shall have the authority to retain outside legal, accounting or other advisors for this purpose, including the authority to approve the fees payable to such advisors and any other terms of retention.

The Committee shall be given full access to the corporation's Board of Directors, corporate executives and independent accountants as necessary to carry out these responsibilities.

Notwithstanding the foregoing, the Committee is not responsible for certifying the corporation's financial statements or guaranteeing the auditor's report. The fundamental responsibility for the corporation's financial statements and disclosures rests with management.

Documents/Reports Review

1. Review with management and the independent auditors prior to public dissemination the corporation's annual audited financial statements and quarterly financial statements. Including the corporation's disclosures and "Management's Discussions and Analysis of Financial Condition and Results of Operations" and a discussion with the independent auditors of the matters required to be discussed by Statement of Auditing Standards No. 61.

2. Review and discuss with management and the independent auditors the corporation's earnings press release (paying particular attention to the use of any "pro forma" or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee's discussion in this regard may be general in nature (i.e., discussion of the types of information to be disclosed and the type of presentation to be made) and need not take place in advance of each earnings release or each instance in which the corporation may provide earnings guidance.

3. Perform any functions required to be performed by it or otherwise appropriate under applicable law, rules or regulations, the corporation's by-laws and the resolutions or other directives of the Board, including review of any certification required to be reviewed in accordance with applicable law or regulations of the SEC.

Independent Auditors

1. Retain and terminate independent auditors and approve all audit engagement fees and terms.

2. Oversee the work of any independent auditors employed by the corporation, including the resolution of any disagreement between management and the auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or related work.

3. Approve in advance any significant audit or non-audit engagement or relationship between the corporation and the independent auditors, other than "prohibited non-auditing services."

   The following shall be "prohibited non-auditing services": (i) bookkeeping or other services related to the accounting records or financial statements of the audit client; (ii) financial information systems design and implementation; (iii) appraisal or valuation services, fairness opinions or contribution-in-kind reports; (iv) actuarial services; (v) internal audit outsourcing services; (vi) management functions; (vii) human resources; (viii) broker-dealer, investment adviser or investment banking services; (ix) legal services; (x) expert services unrelated to the audit; and (xi) any other service that the Public Company Accounting Oversight Board prohibits through regulation.

   Notwithstanding the foregoing, pre-approval is not necessary for minor services if, (i) the aggregate amount of all such non-audit services provided to the corporation constitutes not more than five percent of the total amount of revenues paid by the corporation to its auditor during the fiscal year in which the non-audit services are provided; (ii) such services were not recognized by the corporation at the time of the engagement to be non-audit services; and (iii) such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee

   The Committee may delegate to one or more of its members the authority to approve in advance all significant audit or non-audit services to be provided by the independent auditors so long as it is presented to the full Committee at a later time.

4. Review, at least annually, the qualifications, performance and independence of the independent auditors. In conducting its review and evaluation, the Committee should:

   (a) Obtain and review a report by the corporation's independent auditor describing the auditor's independence and all relationships between the independent auditor and the corporation;

   (b) Consider whether the lead audit or reviewing partner should be rotated more frequently than is required by law; and

   (c) Confirm with any independent auditor that such auditor complies with all applicable partner rotation requirements.

Financial Reporting Process

1. In consultation with the independent auditors, management and the internal auditors, review the integrity of the corporation's financial reporting processes, both internal and external. In that connection, the Committee should obtain and discuss with management and the independent auditor reports from management and the independent auditor regarding: (i) all critical accounting policies and practices to be used by the corporation; (ii) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the corporation's management, the ramifications of the use of the alternative disclosures and treatments, and the treatment preferred by the independent auditor, (iii) major issues regarding accounting principles and financial statement presentations, including any significant changes in the corporation's selection or application of accounting principles; (iv) major issues as to the adequacy of the corporation's internal controls and any specific audit steps adopted in light of material control deficiencies; and (v) any other material written communications between the independent auditor and the corporation's management.

2. Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the corporation.

3. Review with the independent auditors (i) any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditor to the corporation; (ii) any audit problems or other difficulties encountered by the auditor in the course of the audit process, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management; and (iii) management's responses to such maters. Without excluding other possibilities, the Committee may wish to review with the independent auditor (i) any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise), and (ii) any significant communications between the audit team and the audit firm's nation office respecting auditing or accounting issues presented by the engagement.

Legal Compliance/General

1. Discuss with management the corporation's guidelines and policies with respect to risk assessment and risk management.

2. Set clear hiring policies for employees or former employees of the independent auditors. At a minimum, these policies should provide that any registered public accounting firm may not provide audit services to the corporation if the chief executive officer, controller, chief financial officer, chief accounting officer, or any person serving in an equivalent capacity for the corporation was employed by the registered public accounting firm and participated in the audit of the corporation within one year of the initiation of the current audit.

3. Establish procedures for: (i) the receipt, retention and treatment of complaints received by the corporation regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the corporation or concerns regarding questionable accounting or auditing matters.

<u>Reports</u>

1. Prepare all reports required to be included in the corporation's proxy statement, pursuant to and in accordance with applicable rules and regulations of the SEC.

    The Committee shall provide such recommendations, as the Committee may deem appropriate. The report to the Board of Directors may take the form of an oral report by the Chairman or any other member of the Committee designated by the Committee to make such report.

2. Report regularly to the full Board of Directors including with respect to any issues that arise with respect to the quality or integrity of the corporation's financial statements, the corporation's compliance with legal or regulatory requirements, the performance and independence of the corporation's independent auditors, or the performance of the internal audit function.

V.   ANNUAL PERFORMANCE EVALUATION

The Committee shall perform a review and evaluation, at least annually, of the performance of the Committee and its members, including by reviewing the compliance of the Committee with this Charter. In addition, the Committee shall review and re-assess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers necessary or valuable. The Committee shall conduct such evaluations and reviews in such manner, as it deems appropriate.

**TO THE PROXY STATEMENT FOR THE 2004 ANNUAL MEETING OF SHAREHOLDERS
OF LOGIC DEVICES INCORPORATED**

**THE LOGIC DEVICES INCORPORATED
AMENDED AND RESTATED 1998 DIRECTOR STOCK INCENTIVE PLAN
(Amended and Restated as of May 20, 2002)**

1.   Purpose of the Plan

The **LOGIC Devices Incorporated 1998 Director Stock Incentive Plan** (hereinafter referred to as the "Plan") is intended to provide a means whereby directors of **LOGIC Devices Incorporated** and its Related Corporations may sustain a sense of proprietorship and personal involvement in the continued development and financial success of the Company, and to encourage them to remain with and devote their best efforts to the business of the Company, thereby advancing the interests of the Company and its shareholders. Accordingly, the Company may permit certain directors to acquire Shares or otherwise participate in the financial success of the Company, on the terms and conditions established therein.

2.   Definitions

The following terms shall be defined as set forth below:

a.   Board. Shall mean the Board of Directors of the Company.

b.   Code. Shall mean the Internal Revenue Code of 1986, and any amendments thereto.

c.   Company. Shall mean LOGIC Devices Incorporated and its Related Corporations.

d.   ERISA. Shall mean the Employee Retirement Income Security Act of 1974, and any amendment thereto.

e.   Non-Qualified Options. Shall mean an award under the Plan that is not an Incentive Stock Option within the meaning of Code section 422.

f.   Related Corporation. Shall mean a corporation which would be a parent or subsidiary corporation with respect to the Company as defined in section 424(e) or (f), respectively, of the Code.

g.   Rule 16b-3. Shall mean Rule 16b-3 of the '34 Act, and any amendments thereto.

h.   Shares. Shall mean shares of common stock of the Company.

i.   '33 Act. Shall mean the Securities Act of 1933, and any amendments thereto.

j.   ' '34 Act. Shall mean the Securities Exchange Act of 1934, and any amendments thereto.

3.   Administration of the Plan

The Plan shall be administered by the Board. The Board shall have sole authority to:

i.   establish the conditions of each such option;

ii.   prescribe any legend to be affixed to certificates representing such option;

iii. interpret the Plan; and

iv. adopt such rules, regulations, forms and agreements, not inconsistent with the provisions of the Plan, as it may deem advisable to carry out the Plan.

4.   Shares Subject to the Plan

The aggregate number of Shares that may be obtained by directors under the Plan shall be 550,000 Shares. Any Shares that remain unissued at the termination of the Plan shall cease to be subject to the Plan, however, if during the term of the Plan, any options not exercised expire, are canceled or are forfeited, surrendered, or returned, the Shares with respect to such options shall be available for subsequent option grants under the Plan. If the total number of Shares at the time of the grant is not sufficient to provide for the automatic grants to non-employee directors under Section 5(c) below, then the available shares shall be allocated proportionately among the automatic grants to be made at that time.

5.   Stock Options

a. Type of Options. The Company may issue options that constitute Non-Qualified Options to directors under the Plan. The grant of each option shall be confirmed by a stock option agreement that shall be executed by the Company and the optionee as soon as practicable after such grant. The stock option agreement shall expressly state or incorporate by reference the provisions of the Plan and state that the option is a Non-Qualified Option.

b. One-Time Grants. Upon approval of the Plan by the shareholders of the Company, two non-employee directors, Mr. Howard Farkas and Mr. Burton Kanter, shall each be automatically awarded Non-Qualified Options to purchase 75,000 Shares, and Mr. William Volz, an employee director, shall be automatically awarded a Non-Qualified Option to purchase 200,000 Shares. On April 2, 2002, Mr. William Volz surrendered, returned and relinquished the options included in the foregoing award to Mr. Volz. In addition, on May 20, 2002, each of the Company's non-employee directors on such date, Mr. Howard Farkas, Mr. Albert Morrison, Mr. Joel Kanter and Mr. Fredric Harris, shall each be automatically awarded a Non-Qualified Option to purchase 50,000 Shares.

c. Annual Grants. Upon approval of the Plan by the shareholders of the Company, each individual who is re-elected as a non-employee member of the Board shall, each time such individual is re-elected, receive a Non-Qualified Option to purchase 10,000 Shares, such annual grants to commence with the 1998 Annual Shareholders meeting and continuing in effect for each subsequent Annual Meeting of the Company's shareholders.

d. Terms of Options. Except as provided in Subparagraphs (e) and (f) below, each option granted under the Plan shall be subject to the terms and conditions set forth by the Board in the stock option agreement including, but not limited to, option price (which price shall be no less than the Fair Market Value of the Shares as of the date of grant) and option term.

e. Additional Terms Applicable to All Options. Each option shall be subject to the following terms and conditions:

i. Written Notice. An option may be exercised only by giving written notice to the Company specifying the number of Shares to be purchased.

ii. Method of Exercise. The aggregate option price shall be paid in any one or a combination of cash, personal check, by offsetting any other amounts owed to the optionee of the Company, Shares already owned (valued at Fair Market Value on the date of exercise) or Plan awards which the optionee has an immediate right to exercise (i.e., on a "net issuance" basis).

iii. Term of Option. No option may be exercised more than five (5) years after the date of grant.

iv. Disability or Death of Optionee. In an optionee terminates membership on the Board due to disability or death prior to exercise in full of any options, he or she or his or her beneficiary, executor, administrator or personal representative shall have the right to exercise the options within the five (5) years from the date of grant.

v. Transferability. Subject to applicable securities laws, there shall be no limits on transferability; provided however, that the Board may elect to make certain options non-transferable or limit transferability to transfers under the laws of descent and distribution and/or intra-family transfers for estate planning purposes or pursuant to a Qualified Domestic Relations Order.

f. Valuation. For purposes of establishing the option price and for all other valuation purposes under the Plan, the Fair Market Value per share of the common stock of the Company on any relevant date shall be determined according to the following rules:

i. If the common stock is not at the time listed or admitted to trading on any stock exchange but is traded on the NASDAQ National Market, then the fair market value will be deemed equal to the closing selling price per share of common stock on the NASDAQ National Market on the date in question.

ii. If the common stock is at the time listed or admitted to trading on any national securities exchange, then the fair market value will be the closing selling price per share of common stock on the date in question on the securities exchange serving as the primary market for the common stock, as such price is officially quoted on such exchange.

6. Amendment or Termination of the Plan

The Board may amend, suspend or terminate the Plan or any portion thereof at any time, but (except as provided in Paragraph 10 hereof) no amendment shall be made without approval of the shareholders of the Company which shall: (i) materially increase the aggregate number of Shares with respect to which awards may be made under the Plan; or (ii) change the class of persons eligible to participate in the Plan; provided, however, that no such amendment, suspension or termination shall impair the rights of any individual, without his or her consent, in any award theretofore made pursuant to the Plan.

7. Term of Plan

The Plan shall be effective upon the date of its approval by the shareholders of the Company. Unless sooner terminated under the provisions of Paragraph 6, options shall not be granted under the Plan after June 16, 2008.

8. Rights as Shareholder

Upon delivery of any Share to a director, such director shall have all of the rights of a shareholder of the Company with respect to such Share, including the right to vote such Share and to receive all dividends or other distributions paid with respect to such Share.

9. Merger or Consolidation

In the event the Company is merged or consolidated with another corporation and the Company is not the surviving corporation, the surviving corporation may agree to exchange options issued under the Plan for options (with the same aggregate option price) to acquire and participate in the number of shares in the surviving corporation that have a fair market value equal to the fair market value (determined on the date of such merger or consolidation) of Shares that the grantee is entitled to acquire and participate in under this Plan on the date of such merger or consolidated.

10. Changes in Capital and Corporate Structure

In the event any change is made to the common stock issuable under the Plan by reason of any stock split, stock dividend, combination of shares, exchange of shares or other change in the corporate structure of the Company effected without receipt of consideration, appropriate adjustments will be made to (i) the aggregate number and/or class of shares of common stock available for issuance under the Plan, (ii) the number of shares of common stock to be made the subject of each subsequent automatic grant and (iii) the number and/or class of shares of common stock purchasable under each outstanding option and the exercise price payable per share so that no dilution or enlargement of benefits will occur under such option.

11.   Service

An individual shall be considered to be in the service of the Company or a Related Corporation as long as he or she remains a director of the Company or such Related Corporation. Nothing herein shall confer on any individual the right to continued service with the Company or a Related Corporation or affect the right of the Company or such Related Corporation to terminate such service.

12.   Withholding of Tax

To the extent the award, issuance or exercise of Shares results in the receipt of compensation by a director of the Company, the Company is authorized to withhold from any other cash compensation then or thereafter payable to such director any tax required to by withheld by reason of the receipt of the compensation. Alternatively, the director may tender a personal check in the amount of tax required to be withheld.

13.   Delivery and Registration of Stock

The Company's obligation to deliver Shares with respect to an award shall, if the Board so requests, be conditioned upon the receipt of a representation as to the investment intention of the individual to whom such Shares are to be delivered, in such form as the Board shall determine to be necessary or advisable to comply with the provisions of the '33 Act or any other federal, state or local securities legislation or regulation. It may be provided that any representation requirement shall become inoperative upon a registration of the Shares or other action eliminating the necessity of such representation under securities legislation. The Company shall not be required to deliver any Shares under the Plan prior to (i) the admission of such Shares to listing on any automated system or stock exchange on which Shares may then be listed, and (ii) the completion of such registration or, other qualification or exemption of such Shares under any state or federal law, rule or regulation, as the Board shall determine to be necessary or advisable.

LOGIC DEVICES INCORPORATED
395 WEST JAVA DRIVE
SUNNYVALE, CA 94089

VOTE BY INTERNET – www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site. You will be prompted to enter your 12-digit Control Number which is located below to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE – 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call. You will be prompted to enter your 12-digit Control Number which is located below and then follow the simple instructions the Vote Voice provides you.

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to LOGIC Devices Incorporated, c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

LOGIC DEVICES INCORPORATED

The Directors recommend a vote for Items 1 to 4 below:

1. Election of Directors

Nominees: 1) ____ Howard L. Farkas 2) ____ Brian P. Cardozo 3) ____ Fredric J. Harris 4) ____ Joel S. Kanter 5) ____ Albert Morrison Jr. 6) ____ William J. Volz

For All	Withhold All	For All Except
[ ]	[ ]	[ ]

To withhold authority to vote, mark "For All Except" and write nominee's number on the line below:

____

To cumulate votes for Directors, check box at right and indicate percentage(s) for one or more desired nominees above. [ ]

Vote on Proposal:

	For	Against	Abstain
2. To approve an amendment to our Amended and Restated 1998 Director Stock Incentive Plan, increasing the number of shares of Common Stock in the annual automatic grant to non-employee directors from 10,000 to 15,000	[ ]	[ ]	[ ]
3. To approve an amendment to our Amended and Restated 1998 Director Stock Incentive Plan, making non-employee directors eligible to receive the annual automatic grant of options upon initial election to our Board of Directors, in addition to upon re-election	[ ]	[ ]	[ ]
4. To ratify the appointment of Perry-Smith LLP as our independent auditors for the fiscal year ending September 30, 2004	[ ]	[ ]	[ ]

In their discretion, the proxies are authorized to vote upon such other matter or matters that may properly come before the meeting or any adjournment thereof.

This Proxy should be marked, dated, signed by each shareholder(s) exactly as his or her name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Signature (Please sign within box)	Date	Signature (Joint Owners)	Date

- -

LOGIC Device Incorporated

Annual Meeting of Shareholders – March 18, 2004

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder(s) of LOGIC Devices Incorporated, a California corporation, hereby acknowledge(s) receipt of the Proxy Statement dated February 13, 2004, and hereby appoint(s) William J. Volz and Kimiko Milheim and each of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Shareholders of LOGIC Devices Incorporated, to be held March 18, 2004 at 9:00 a.m., local time, at 395 West Java Drive, Sunnyvale, CA 94089, and at any adjournment or adjournments thereof, and to vote (including cumulatively, if required) all shares of Common Stock that the undersigned would be entitled to vote if then and there personally present, on all matters set forth on the reverse side:

**PLEASE MARK, SIGN AND DATE THIS PROXY AND RETURN IT PROMPTLY IN THE
ENCLOSED POSTAGE-PAID ENVELOPE, OR SEE OTHER SIDE TO VOTE BY INTERNET OR PHONE.**

(Continued, and to be signed and dated, on the reverse side.)